SD 9-6-02

02007918

UNITED STATES
[...]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: [...]
Expires: September 30, 1998
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8/30

[...]NUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 30674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Asset Management Securities Corp.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 S.E. 5th Street, Suite 600

(No. and Street)

Boca Raton FL 33432

(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED AUG 2 8 2002 WASH. D.C. 180 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Loftis 561-368-9120

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney, Gates & Co.

(Name — *if individual, state last, first, middle name*)

2691 E. Oakland Park Blv., Suite 302, Ft. Lauderdale, FL 33306

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John F. Loftis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asset Management Securities Corp., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



DERRICK C. LEWIS
MY COMMISSION # CC 978843
EXPIRES: November 1, 2004
Bonded Thru Notary Public Underwriters

Signature

VP Financial Principal

Title

Notary Public

This report** contains (check all applicable boxes):

- [ ] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSET MANAGEMENT SECURITIES CORP.
(A WHOLLY OWNED SUBSIDIARY OF
THE BARRY FINANCIAL GROUP, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2002
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

ASSET MANAGEMENT SECURITIES CORP.
(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)
FINANCIAL STATEMENTS
JUNE 30, 2002

TABLE OF CONTENTS



Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder and Board of Directors
Asset Management Securities Corp.

We have audited the accompanying statement of financial condition of Asset Management Securities Corp., a wholly owned subsidiary of The Barry Financial Group, Inc., as of June 30, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asset Management Securities Corp., a wholly owned subsidiary of The Barry Financial Group, Inc., at June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Sweeney, Gates + Co.

August 5, 2002

2691 East Oakland Park Blvd., Suite 302, Fort Lauderdale, FL 33306
Telephone: (954) 565-4080 Facsimile: (954) 565-6010

ASSET MANAGEMENT SECURITIES CORP.
(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash and cash equivalents	$ 56,368
Commissions receivable	128,389
Investments	7,200
Deposit with clearing organization	25,000
Property and equipment, net of accumulated depreciation of $20,466	4,931
Prepaid expenses	1,138
Due from parent and affiliated company	924,308
	$ 1,147,334

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 28,329
Accrued expenses	58,834
Total liabilities	87,163
Stockholder's equity:	
Common stock, par value $1.00 per share; 500 shares authorized, issued and outstanding	500
Additional paid-in capital	15,000
Retained earnings	1,044,671
Total stockholder's equity	1,060,171
	$ 1,147,334

The accompanying notes are an integral part of these financial statements.

ASSET MANAGEMENT SECURITIES CORP.
(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2002

Revenues:	
Commissions	$ 2,333,018
Other	7,604
	2,340,622
Expenses:	
Consulting fees	1,860,000
Commissions	459,545
Employee compensation	239,944
Clearing costs	247,126
Operating expense	116,774
Occupancy expense	19,939
Loss on permanent decline in value of investment	41,667
	2,984,995
Loss before income taxes	(644,373)
Provision for income tax benefit	219,000
Net loss	$ (425,373)

The accompanying notes are an integral part of these financial statements.

ASSET MANAGEMENT SECURITIES CORP.
(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance, July 1, 2001	500	$ 500	$ 15,000	$ 1,470,044	$ 1,485,544
Net loss	-	-	-	(425,373)	(425,373)
Balance, June 30, 2002	500	$ 500	$ 15,000	$ 1,044,671	$ 1,060,171

The accompanying notes are an integral part of these financial statements.

ASSET MANAGEMENT SECURITIES CORP.
(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

Cash flow from operating activities:	
Net income	$ (425,373)
Adjustments to reconcile net income to net cash provided from operating activities:	
Depreciation	5,100
Loss on permanent decline in value of investment	41,667
(Increase) decrease in operating assets:	
Investments	(3,900)
Commissions receivable	(57,328)
Deposits with clearing organizations	15,000
Prepaid expenses	(1,138)
Due from parent and affiliated companies	395,126
Increase (decrease) in operating liabilities:	
Accounts payable	20,995
Accrued expenses	34,732
Total adjustments	450,254
Total cash provided by operating activities	24,881
Net increase in cash	24,881
Cash and cash equivalents, beginning of period	31,487
Cash and cash equivalents, end of period	$ 56,368
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

ASSET MANAGEMENT SECURITIES CORP.
(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

1. BUSINESS

Asset Management Securities Corp. (the "Company") is a Florida corporation formed June 30, 1980. It is a wholly owned subsidiary of The Barry Financial Group, Inc. ("Parent"). The Company is a fully disclosed, introducing NASD broker-dealer transacting business primarily in mutual funds, annuities and life insurance. It also undertakes limited trades in stocks, bonds and other securities. The main office is in Boca Raton, Florida and the Company maintains registered branch offices in St. Louis, Missouri, Stuart, Naples, Fort Myers, Palm Beach Gardens, Vero Beach, and Sarasota, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalents.

Commissions receivable – Receivables represent commissions due from mutual fund companies, insurance companies and clearing brokers. Commissions are either collected or written off at the time it is determined they are uncollectible. No allowance for doubtful accounts is required.

Investments– Investments consist of marketable securities and nonmarketable securities. The Company classifies its marketable securities as available-for-sale and are reported at fair market value. The Company's nonmarketable securities are stated at net realizable value.

Deposit with clearing organization – The Company is a fully disclosed, introducing broker-dealer clearing through one clearing broker. As collateral against the clearing functions, the Company has on deposit a total of $25,000.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

Impairment of long-lived assets - The Company evaluates the recoverability of its property and equipment and other assets in accordance with Statement of Financial Accounting Standards Board No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which replaces SFAS 121 which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. When an asset exceeds its expected operating cash flow, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. SFAS 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and also expands the scope of a discontinued operation to include a component of an entity. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 with early application encouraged. The Company adopted the statement for the year ending June 30, 2002. No impairments were recognized during the year ended June 30, 2002.

ASSET MANAGEMENT SECURITIES CORP.
(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income taxes - The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Accounting estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments - The fair value of the Corporation's financial instruments such as commissions receivable and accounts payable approximate their carrying value.

3. COMMISSIONS RECEIVABLE

At June 30, 2002, commissions receivable consisted of receivables from mutual funds, life insurance companies and others in the amount of $128,389.

4. INVESTMENTS

Cost and fair value of marketable securities at June 30, 2002, are as follows:

	Amortized Cost	Unrealized Gain/Loss	Fair Value
Available-for-sale:			
Equity securities	$ 7,200	-	$ 7,200

On July 1, 2002, the above equity security commenced trading on NASDAQ.

During 2002, the nonmarketable securities were written down to their estimated realizable value. The amount of the loss, $41,667, has been charged to expense in 2002.

5. PROPERTY AND EQUIPMENT

At June 30, 2002, property and equipment consisted of the following:

		Estimated useful lives
Property and equipment	$ 25,397	3 to 5 years
Less: accumulated depreciation	(20,466)	
	$ 4,931	

Depreciation expense for the year ended June 30, 2002 was $5,100.

6. RELATED PARTY TRANSACTIONS

Related companies are Barry Holdings, Inc. ("Holdings"), a holding company that owns the Company's parent and Rosebud Productions, Inc. ("Rosebud"), a company owned by Holdings.

The following transactions occurred between the Company, Parent and Rosebud:

- The premises occupied by the Company are leased by the Parent from a related partnership under an operating lease that expires on May 31, 2003. Rent expense is allocated and charged by the Parent to the Company on a monthly basis calculated on the number of personnel employed by the subsidiary. No formal rental agreement exists between the Company and its Parent, or any affiliated companies and the partnership. Rent charged to the company during the year ended June 30, 2002 was $19,939.
- The Parent charged a consulting fee of $1,500,000 to the Company during fiscal year 2002.
- Rosebud charged a consulting fee of $360,000 to the Company during fiscal year 2002.

Due from parent and affiliated companies is as follows:

Parent	$ 922,308
Holdings	2,000
Total	$ 924,308

7. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by Holdings. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is utilized to offset the inter-company account. For the year ended June 30, 2002, the Company accrued a current federal income tax asset of approximately $197,000 (federal rate of 34%), and a current state income tax asset of $22,000 (state rate of 3.6%, net of federal benefits).

8. DEPENDENCY AND CONCENTRATION OF CREDIT RISK

The Company is dependent on its Parent for all of its transactions. The Company does not generate transactions from any outside parties except those generated by its Parent through its marketing activities and through customer service for its existing clients.

Periodically during the year, the Company maintained cash balances in excess of the federally insured limits. The funds are deposited with a large national bank. Consequently, the Company does not believe there is a significant risk in having these balances in one financial institution.

8. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At June 30, 2002, the Company had net capital of $122,594, and a net capital requirement of $50,000. The Company's ratio of aggregated indebtedness to net capital was 0.7 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2002

ASSET MANAGEMENT SECURITIES CORP.
(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2002

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 1,060,171
Deductions:	
Non-allowable assets:	
Prepaid expenses	1,138
Fixed assets, net	4,931
Due from parent and affiliated companies	924,308
Total non-allowable assets	930,377
Net capital before haircuts on securities positions	129,794
Haircut on investment (100% haircut on investment)	7,200
Net capital	122,594
Minimum net capital required	50,000
Excess net capital	$ 72,594
Excess net capital at 1,000 percent	$ 113,878

Aggregate Indebtedness:

Total aggregated indebtedness included in Statement of Financial Condition	$ 87,163
Ratio of aggregated indebtedness to net capital	71.1%

Reconciliation:

Net capital, per page 10 of the June 30, 2002 unaudited Focus IIA Report, as filed	$ 126,494
Net audit adjustments	(3,900)
Net capital, per June 30, 2002 audited report, as filed	$ 122,594

ASSET MANAGEMENT SECURITIES CORP.
(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF JUNE 30, 2002

Asset Management Securities Corp. operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession and control computations.

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Asset Management Securities Corp.

In planning and performing our audit of the financial statements of Asset Management Securities Corp., a wholly owned subsidiary of The Barry Financial Group, Inc., (the "Company") for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sweeney, Gates + Co.

August 5, 2002